Schroder Fund Advisors LLC

Statement of Financial Condition
December 31, 2025

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Schroder Fund Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7 Bryant Park
(No. and Street)

New York	NY	10018-3706
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Fortino	+1 (212) 751-4422	RFortino@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Madiha Maqsood _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Schroder Fund Advisors LLC _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Madiha*

Title:
Manager

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Schroder Fund Advisors LLC
Index



Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers of Schroder Fund Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Schroder Fund Advisors LLC (the "Company") as of December 31, 2025, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2018.

New York, New York
February 25, 2026

Schroder Fund Advisors LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$ 4,607,848
Prepaid regulatory fees	113,242
Accrued income relating to investment company share selling activities	1,613,917
Receivable from affiliates	41,168
Total assets	$ 6,376,175

Liabilities and member's equity

Liabilities

Payable to Parent	$ 1,266,335
Accrued expenses	78,604
Total liabilities	$ 1,344,939

Member's equity

Common stock, 200 membership units	$ 50,000
Additional paid-in capital	1,119,942
Retained earnings	3,861,294
Total member's equity	$ 5,031,236
Total liabilities and member's equity	$ 6,376,175

The accompanying notes are an integral part of this statement of financial condition.

Schroder Fund Advisors LLC
Notes to Statement of Financial Condition
December 31, 2025

1. **Organization and nature of operations**

   Schroder Fund Advisors LLC (the "Company") is a Delaware limited liability company that succeeded in interest to Schroder Fund Advisors Inc. ("SFA Inc."), a New York corporation, through a merger transaction on June 30, 2010. Schroder Investment Management North America Inc. (the "Parent") is the sole member of the Company. The Parent is a wholly owned subsidiary of Schroder US Holdings Inc., which is indirectly wholly owned by Schroders plc. SFA Inc., the predecessor, was incorporated on February 17, 1989. The Company is a registered broker-dealer with the Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority Inc. ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a limited purpose broker-dealer set up to act as the placement agent for companies in the Schroders plc group and to hold the licenses of the registered salespeople in the United States. The Company currently acts as the placement agent for certain Hartford mutual funds per the agreements entered into with Hartford Funds Management Company, LLC ("Hartford") as described in Note 2 and Note 4.

2. **Significant accounting policies**

   Cash
   Cash is on deposit at HSBC, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts with this financial institution and believes it is not subject to any significant credit risk on cash.

   Foreign exchange gains/losses
   The functional currency of the Company is the US dollar ("USD"). Income and expenses denominated in currencies other than USD are translated at the rates of exchange on the respective dates of such transactions.

   Revenue from contracts with customers
   Revenue from contracts with customers includes revenue relating to the Company's services provided to help facilitate investment companies share selling activities and administration fees. All investment companies doing business with the Company are part of the Hartford mutual fund complex.

   Revenue relating to investment company share selling activities is recognized as income in the periods in which the services are performed based on assets under management of the Hartford mutual funds as described in Note 4. The Company believes that its performance obligation is satisfied each reporting period (on a monthly basis) as the services are performed.

   Revenue from administration fees is recognized as income in the periods in which the services are performed based on the number of registered representatives employed by Schroder Capital Management US Inc. ("SCMUS") and Greencoat Capital LLP ("Greencoat") as described in Note 5. The Company believes that its performance obligation is satisfied each reporting period (on a monthly basis) as the services are performed.

   In accordance with the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) 606, "Revenue from Contracts with Customers," which was adopted by the Company on January 1, 2018, the Company recognizes revenue when (or as) services are transferred to its customers.

2.   Significant accounting policies (continued)

Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the customer. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates and these differences could be significant.

Income taxes
In accordance with the Accounting Standards Update 2019-12 (the "ASU"), issued by the FASB, the Company is a single member limited liability company that is disregarded for income tax purposes. The Company's single member is the Parent as identified in Note 1. Under the ASU, which the Company previously adopted, an entity will not be required to allocate consolidated income taxes to a legal entity that is not subject to tax for the purposes of that legal entity's separate financial statements.

The Company is not a member of the U.S. tax sharing agreement with the Parent and Schroder US Holdings Inc., which is the agreement between members of the Parent's U.S. consolidated filing group that provides for allocation of consolidated income tax liabilities and benefits to certain members of the filing group. Furthermore, in accordance with the ASU, the Parent is not required to allocate its consolidated amount of income taxes to the separate financial statements of legal entities that are not subject to income tax. As such, the Parent does not allocate income taxes to the Company. Furthermore, the Parent neither allocates income tax liabilities or benefits to the Company nor seeks payment from the Company for income taxes either in the form of cash or capital repatriation.

3.   Related party transactions

Pursuant to an Expense Sharing and Paying Agent Agreement ("ESPA") between the Company and the Parent, salaries and general and administrative costs of the Company are initially borne by the Parent and allocated to the Company. The difference between the allocated costs and the payments made by the Company is recorded as either a receivable or payable on the Statement of Financial Condition, depending on whether payments exceed or fall short of the costs incurred. As of December 31, 2025, the cost allocations incurred exceeded the Company's payments, resulting in a $266,335 'Payable to Parent' on the Statement of Financial Condition. The remaining $1,000,000 relates to an interim dividend declared but unpaid at year-end.

Amounts due from and to related parties are short term in nature and settle on a regular basis. Administration fee income pursuant to the Client Introduction and Services Agreement entered with each of SCMUS and Greencoat is settled through the 'Receivable from affiliates' account as described in Note 5. The Company also pays third-party clearing and settlement fees on behalf of a Luxembourg affiliate under common control and fully recharges these to the affiliate.

4.   Accrued income relating to investment company share selling activities

In October 2016, the Parent entered into a strategic partnership with Hartford which was formalized through the execution of a Fund Adoption Framework Agreement and a Sub-advisory Agreement. Ten of the affiliated mutual funds were reorganized as a series of shares of the Hartford Mutual Funds II, Inc., with Hartford becoming the registered investment adviser and the Parent becoming the sub-adviser for each of these funds. Following subsequent fund launches, closures and mergers, there were ten mutual funds existing under this partnership as of December 31, 2025.

The Company also entered into an Additional Compensation Agreement, which was subsequently amended, for Class SDR activities with Hartford in order to compensate the Company for its efforts in servicing and promoting the sale of these funds to existing and prospective clients. Compensation is calculated as 90% of the gross spread between the mutual funds' management fee payable to Hartford and the sub-advisory fee payable to the Parent as a proportion of average daily net assets of each fund, multiplied by the month-end assets attributable to the Company. The revenue is recognized as earned on a monthly basis and the receivable is included in 'Accrued income relating to investment company share selling activities' on the Statement of Financial Condition.

The Company also entered into an addendum to the Additional Compensation Agreement, with exclusive applicability to the Hartford Schroders Diversified Opportunities Fund (formerly known as Hartford Schroders Diversified Growth Fund). The Company earns compensation on this fund at the same rate as described above, except that, if the fund has assets below $500m. Where this is the case, the month-end assets attributable to Company are adjusted downwards, and therefore the Company earns a reduced compensation until the fund reaches $500m.

Substantially all of the revenues earned by the Company are received from Hartford. The Company expects to maintain this relationship with Hartford over the long-term.

5.   Receivable from affiliates

On January 1, 2018, the Company entered into an arrangement with SCMUS, which was formalized through the execution of a Client Introduction and Services Agreement. SCMUS appointed the Company to supervise its registered representatives that are registered and in good standing with FINRA. As compensation for this arrangement, the Company receives an annual fee of $10,000 per registered representative, with a minimum annual fee of $10,000 payable even where no registered representatives are appointed. Fees are prorated for any partial period of service provided by each representative. The revenue is recognized as earned on an annual basis.

On July 8, 2022, the Company entered into an arrangement with Greencoat, which was formalized through the execution of a Client Introduction and Services Agreement and subsequently amended. Greencoat appointed the Company to supervise its registered representatives that are registered and in good standing with FINRA. As compensation for this arrangement, the Company receives an annual fee of $10,000 per registered representative. Fees are prorated for any partial period of service provided by each representative. The revenue is recognized as earned on an annual basis.

6.   **Regulatory capital requirements**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. The Company's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. As of December 31, 2025, the Company had net capital, as defined, of $3,262,909 which was $3,173,246 in excess of its minimum net capital requirement of $89,663, and its ratio of aggregate indebtedness to net capital was 0.412 to 1. Dividends and other capital withdrawals of the Company are subject to certain notifications and restrictive provisions of Rule 15c3-1.

The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) facilitate investment company share selling activities where investor funds are payable directly to the applicable fund issuer or its designated agent and not to the Company; and (2) earning administration fees pursuant to intercompany agreements with affiliated entities for supervisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

7.   **Indemnifications**

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is not currently calculable, as this would involve future claims that may be made against the Company that have not occurred. The Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

8.   **Subsequent events**

On January 14, 2026, the Company paid declared dividends of $1,000,000 that were not paid as of year end and included within Payable to Parent in the Statement of Financial Condition.

On February 12, 2026, Schroders plc announced that it had agreed the terms of a recommended cash acquisition under which Pantheon, LLC, a newly incorporated subsidiary of Nuveen, LLC (a Teachers Insurance and Annuity Association of America ("TIAA") company), would acquire the entire issued and to be issued share capital of Schroders plc (the "Transaction"). The Transaction is expected to be implemented by way of a scheme of arrangement under Part 26 of the UK Companies Act 2006 and is expected to become effective during the fourth quarter of 2026, subject to customary closing conditions, including shareholder and regulatory approvals.

Management has evaluated the events and transactions that have occurred through February 25, 2026, the date the financial statements were issued, and noted no items requiring adjustment to the financial statements or additional disclosures.